FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 18, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces binding mou to purchase golan telecom

Netanya, Israel – February 18, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcement regarding negotiations with Golan Telecom Ltd (hereinafter: "Golan Telecom") and its shareholders, in regards to possible purchase of their holdings in Golan Telecom, the Company, Golan Telecom shareholders and Golan Telecom entered a binding memorandum of understanding, or MOU, for the purchase of Golan Telecom's entire share capital, for the sum of NIS 590 million, subject to certain adjustments. The sum of NIS 590 shall be paid in cash in two installments: the sum of NIS 413 million upon completion of the transaction and the sum of NIS 177 million within 3 years from completion thereof. The Company will issue and deposit 8.2 million shares of the Company with a trustee (the "Escrowed Shares"). The Escrowed Shares may be sold in order to finance the deferred payment including upon an acceleration event (as set out in the MOU). In addition, on the closing date, the Company shall pay Golan Telecom Shareholders: (a) an amount equal to the cash and cash equivalents of Golan Telecom as of the closing date minus any financial indebtedness; (b) NIS 7.58 million per month for the period between the closing date and December 31, 2020; and (c) return on investments made by Golan Telecom in the 5G shared network from the date the MOU was signed and until the transaction is completed.

The transaction includes standard and customary conditions and representations and is subject to the completion of due diligence by the Company without negative findings having an adverse material effect over the value of the Company in comparison to the information provided prior to signing of the MOU, receipt of regulatory approvals and material third parties' approval and absence of material adverse change to Golan Telecom's condition (as defined in the MOU). The parties shall negotiate a detailed agreement but are bound by the MOU whether such agreement is entered or not. In case the conditions for the completion of the transaction are not met until December 31, 2020, the MOU or detailed agreement, as the case may be, shall expire.

The Company cannot guarantee that the conditions for the completion of the transaction shall be met, including receipt of the required approvals.

For additional details see the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F, filed on March 18, 2019, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – We face intense competition in all aspects of our business" and "Item 4. Information on the Company – B. Business Overview – Competition", the Company's current reports on Form 6-k dated November 27, 2019 under "Other developments during the third quarter of 2019 and subsequent to the end of the reporting period – Adverse effects on our financial condition, restructuring plan and labor dispute" and February 16, 2020.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

CELLCOM

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 18, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary